Dreyfus Premier
Core Equity Fund

SEMIANNUAL REPORT February 29, 2004



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents

THE FUND

2 Letter from the Chairman

3 Discussion of Fund Performance

6 Statement of Investments

9 Statement of Assets and Liabilities

10 Statement of Operations

11 Statement of Changes in Net Assets

13 Financial Highlights

18 Notes to Financial Statements

FOR MORE INFORMATION

Back Cover

The Fund

 LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus Premier Core Equity Fund covers the six-month period from September 1, 2003, through February 29, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Fayez Sarofim, of Fayez Sarofim & Co., the fund's sub-investment adviser.

The stock market rally that began during the spring of 2003 continued to gain momentum through the end of the reporting period. With the U.S. economy on firmer footing, corporate spending and investment began to improve after several years of cost-cutting, and a weakening U.S. dollar relative to most major foreign currencies helped boost overseas sales for many companies. As a result, recent earnings reports contained more positive surprises than negative ones, bolstering investor confidence.

However, stocks that may have gained too much value too quickly during the current rally may be vulnerable to a correction over the near term. While we believe that the prospects for the stock market remain generally positive over the long run, equity investors should be prepared to weather day-to-day volatility as they pursue their long-term goals. As always, we encourage you to talk with your financial advisor regularly about these issues and the investment strategies that may be appropriate for you.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
March 15, 2004



DISCUSSION OF FUND PERFORMANCE

Fayez Sarofim, Portfolio Manager
Fayez Sarofim & Co., Sub-Investment Adviser

How did Dreyfus Premier Core Equity Fund perform relative to its benchmark?

For the six-month period ended February 29, 2004, the fund produced total returns of 12.64% for Class A shares, 12.28% for Class B shares, 12.27% for Class C shares, 13.03% for Class R shares and 12.61% for Class T shares.[1] For the same period, the fund's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), produced a 14.59% total return.[2]

The fund and stock market continued to benefit from an economic recovery during the reporting period as low interest rates and improving business conditions supported higher levels of consumer and corporate spending. The fund's returns trailed the S&P 500 Index, primarily because many of the better-performing, lower-quality stocks within the S&P 500 Index did not meet our investment criteria. However, late in the reporting period we began to see a possible shift in market leadership toward higher-quality companies, and the fund's margin of underperformance narrowed.

What is the fund's investment approach?

The fund seeks long-term capital appreciation. To pursue its goal, the fund normally invests at least 80% of its assets in common stocks of U.S. and foreign companies with market capitalizations exceeding $5 billion at the time of purchase, including multinational companies.

We employ a fundamental investment approach in which we evaluate investment opportunities one company at a time in order to identify large, established growth companies that we believe are well-positioned to weather difficult economic climates and thrive during favorable times. Such companies typically are selected for what we consider to be sustained patterns of profitability, strong balance sheets, talented management teams, expanding global presence and above-average growth potential.

Our investment strategy is also based on purchasing growth at a price we consider to be justified by a company's fundamentals. Central to our investment approach is a buy-and-hold strategy, which is based on remaining fully invested and on targeting long-term growth over a three- to five-year time frame, rather than seeking short-term profits.

What other factors influenced the fund's performance?

The economic recovery that began to accelerate during the third quarter of 2003, just before the reporting period began, continued to support an improvement in investor sentiment and drove stock prices higher throughout the reporting period. Investors' appetite for risk, which had been low throughout the bear market that prevailed from mid-2000 through early 2003, continued to expand during the reporting period along with the U.S. economic recovery. Among higher-quality stocks, investors initially favored those with economically sensitive businesses, such as companies in the technology and basic materials sectors. In contrast, the blue-chip companies with consistent and predictable earnings growth in which the fund invests generally fell out of favor.

Nonetheless, the fund enjoyed relatively strong contributions to performance from consumer staples stocks. The fund's heavy exposure to the sector and strong individual stock selections supported its returns. The stock of food and tobacco giant Altria Group, formerly Philip Morris, rose strongly as litigation concerns eased and earnings grew. Packaged-goods leader Procter & Gamble and global beverage company The Coca-Cola Company also benefited from rising earnings in the recovering economy. All three companies raised their dividends during the reporting period, which may have further supported their stock prices.

The fund's consumer discretionary stocks also performed well during the reporting period, led higher by publisher The McGraw-Hill Companies, which announced better than expected earnings for the fourth quarter of 2003.

However, results from the fund's technology holdings hindered its performance relative to the benchmark. The fund invested a smaller percentage of assets in technology stocks than the benchmark, which prevented the fund from participating fully in the sector's gains. Although fund holding International Business Machines produced above-average returns during the reporting period, Microsoft and Intel lagged, further dampening the fund's technology returns. In addition, disappointing stock selections in the financials sector detracted from the fund's performance. Diversified financial services firm Marsh & McLennan, which owns Putnam Investments, was hurt by allegations of improper trading practices in its mutual funds business.

What is the fund's current strategy?

We have maintained our longstanding focus on well-established companies with records of steady and consistent growth. In our judgment, blue-chip companies with dominant market positions and strong balance sheets are likely to reward investors over the long term.

Toward the end of the reporting period, we began to see signs that market leadership may be shifting from the lower-quality stocks that typically have led the market during the early stages of economic recoveries, toward higher-quality stocks that historically have tended to do better later in the economic cycle. Therefore, we believe that the fund remains well-positioned for the long term.

March 15, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects monthly reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

STATEMENT OF INVESTMENTS

February 29, 2004 (Unaudited)

Common Stocks—96.2%	Shares	Value ($)
Automobiles & Components—.2%		
Ford Motor	31,045	**426,869**
Banking—7.2%		
Bank of America	65,000	5,324,800
Federal Home Loan Mortgage	50,000	3,096,000
Federal National Mortgage Association	75,000	5,617,500
SunTrust Banks	45,000	3,253,950
		17,292,250
Capital Goods—5.6%		
Emerson Electric	55,000	3,436,400
General Electric	310,000	10,081,200
		13,517,600
Diversified Financials—8.5%		
American Express	100,000	5,342,000
Citigroup	145,233	7,299,410
J.P. Morgan Chase & Co.	100,000	4,102,000
Merrill Lynch	60,000	3,672,600
		20,416,010
Energy—11.2%		
BP, ADR	120,000	5,904,000
ChevronTexaco	55,000	4,859,250
Exxon Mobil	305,160	12,868,597
Royal Dutch Petroleum, ADR	65,000	3,223,350
		26,855,197
Food & Staples Retailing—5.9%		
Wal-Mart Stores	135,000	8,040,600
Walgreen	175,000	6,240,500
		14,281,100
Food, Beverage & Tobacco—17.1%		
Altria Group	220,000	12,661,000
Anheuser-Busch Cos.	90,000	4,789,800
Coca-Cola	185,000	9,242,600
Kraft Foods	100,000	3,379,000
Nestle, ADR	70,050	4,648,354
PepsiCo	120,000	6,228,000
		40,948,754

Common Stocks (continued)	Shares	Value ($)
Health Care−13.8%		
Abbott Laboratories	95,000	4,066,000
Johnson & Johnson	135,000	7,277,850
Lilly (Eli) & Co.	70,000	5,175,800
Medco Health Solutions	12,060 [a]	393,880
Merck & Co.	100,000	4,808,000
Pfizer	310,850	11,392,653
		33,114,183
Hotel, Restaurants & Leisure−.5%		
McDonald's	40,000	**1,132,000**
Household & Personal Products−5.5%		
Colgate-Palmolive	50,000	2,772,500
Estee Lauder Cos, Cl. A	40,000	1,704,000
Procter & Gamble	85,000	8,713,350
		13,189,850
Insurance−6.6%		
American International Group	72,580	5,370,920
Berkshire Hathaway, Cl. A	55 [a]	5,197,500
Berkshire Hathaway, Cl. B	6 [a]	18,798
Marsh & McLennan Cos.	110,000	5,278,900
		15,866,118
Media−2.4%		
Fox Entertainment Group, Cl. A	5,000 [a]	145,100
McGraw-Hill Cos.	60,000	4,690,200
Time Warner	22,500 [a]	388,125
Viacom, Cl. B	12,500	480,750
		5,704,175
Retailing−.8%		
Target	45,000	**1,978,200**
Semiconductors & Semiconductor Equipment−5.2%		
Intel	425,000	**12,422,750**
Software & Services−3.3%		
Microsoft	300,000	**7,950,000**
Technology Hardware & Equipment−1.4%		
International Business Machines	35,000	**3,377,500**

Common Stocks (continued)	Shares	Value ($)
Transportation—1.0%		
United Parcel Service, Cl. B	35,000	**2,472,050**
Total Common Stocks		
(cost $206,293,298)		**230,944,606**

Preferred Stocks—1.2%		
Publishing;		
News Corp, ADR, Cum., $.2191		
(cost $2,457,247)	85,000	**2,782,050**

Other Investments—2.2%		
Registered Investment Companies:		
Dreyfus Institutional Cash Advantage Fund	1,793,939 [b]	1,793,939
Dreyfus Institutional Cash Advantage Plus Fund	1,793,939 [b]	1,793,939
Dreyfus Institutional Preferred Plus Money Market Fund	1,793,938 [b]	1,793,938
Total Other Investments		
(cost $5,381,816)		**5,381,816**

Total Investments (cost $214,132,361)	**99.6%**	**239,108,472**
Cash and Receivables (Net)	**.4%**	**956,968**
Net Assets	**100.0%**	**240,065,440**

[a] *Non-income producing.*
[b] *Investments in affiliated money market mutual funds.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 29, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments:		
Unaffiliated issuers	208,750,545	233,726,656
Affiliated issuers	5,381,816	5,381,816
Cash		210,720
Receivable for shares of Capital Stock subscribed		710,310
Dividends and interest receivable		466,875
		240,496,377
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2		327,616
Payable for shares of Capital Stock redeemed		103,321
		430,937
Net Assets ($)		**240,065,440**
Composition of Net Assets ($):		
Paid-in capital		219,433,970
Accumulated distributions in excess of investment income–net		(19,216)
Accumulated net realized gain (loss) on investments		(4,325,425)
Accumulated net unrealized appreciation (depreciation) on investments		24,976,111
Net Assets ($)		**240,065,440**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	112,459,078	52,228,378	73,925,037	1,003	1,451,944
Shares Outstanding	7,775,245	3,644,830	5,161,721	69.309	100,844
Net Asset Value Per Share ($)	**14.46**	**14.33**	**14.32**	**14.47**	**14.40**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended February 29, 2004 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $21,379 foreign taxes withheld at source):	
Unaffiliated issuers	2,070,049
Affiliated issuers	52,525
Total Income	**2,122,574**
Expenses:	
Management fee–Note 2(a)	1,154,562
Distribution and service fees–Note 2(b)	674,266
Loan commitment fees–Note 4	1,060
Total Expenses	**1,829,888**
Investment Income–Net	**292,686**
Realized and Unrealized Gain (Loss) on Investments–Note 3 ($):	
Net realized gain (loss) on investments	(1,783,441)
Net unrealized appreciation (depreciation) on investments	26,339,384
Net Realized and Unrealized Gain (Loss) on Investments	**24,555,943**
Net Increase in Net Assets Resulting from Operations	**24,848,629**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003
Operations ($):		
Investment income–net	292,686	460,877
Net realized gain (loss) on investments	(1,783,441)	(138,012)
Net unrealized appreciation (depreciation) on investments	26,339,384	4,887,852
Net Increase (Decrease) in Net Assets Resulting from Operations	**24,848,629**	**5,210,717**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(569,620)	(153,177)
Class B shares	(25,220)	(46,169)
Class C shares	(74,737)	(48,391)
Class R shares	(7)	(5)
Class T shares	(5,281)	(1,708)
Total Dividends	**(674,865)**	**(249,450)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	22,814,255	50,842,682
Class B shares	11,508,650	33,403,006
Class C shares	18,324,627	45,562,692
Class T shares	329,536	708,298
Dividends reinvested:		
Class A shares	413,241	123,468
Class B shares	17,711	30,610
Class C shares	38,939	26,602
Class R shares	7	5
Class T shares	5,243	1,680
Cost of shares redeemed:		
Class A shares	(10,884,982)	(11,689,180)
Class B shares	(3,916,224)	(3,599,845)
Class C shares	(4,382,712)	(3,583,011)
Class R shares	(43)	–
Class T shares	(57,441)	(126,422)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**34,210,807**	**111,700,585**
Total Increase (Decrease) in Net Assets	**58,384,571**	**116,661,852**
Net Assets ($):		
Beginning of Period	181,680,869	65,019,017
End of Period	**240,065,440**	**181,680,869**
Undistributed (distribution in excess of) investment income–net	(19,216)	362,963

	Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003
Capital Share Transactions:		
Class A [b]		
Shares sold	1,671,142	4,125,234
Shares issued for dividends reinvested	30,363	9,933
Shares redeemed	(802,311)	(954,909)
Net Increase (Decrease) in Shares Outstanding	**899,194**	**3,180,258**
Class B [b]		
Shares sold	855,018	2,727,316
Shares issued for dividends reinvested	1,311	2,477
Shares redeemed	(288,610)	(297,541)
Net Increase (Decrease) in Shares Outstanding	**567,719**	**2,432,252**
Class C		
Shares sold	1,359,502	3,703,608
Shares issued for dividends reinvested	2,885	2,152
Shares redeemed	(320,841)	(294,199)
Net Increase (Decrease) in Shares Outstanding	**1,041,546**	**3,411,561**
Class R		
Shares issued for dividends reinvested	**.529**	**.381**
Class T		
Shares sold	24,489	59,116
Shares issued for dividends reinvested	387	135
Shares redeemed	(4,320)	(10,488)
Net Increase (Decrease) in Shares Outstanding	**20,556**	**48,763**

[a] *During the period ended February 29, 2004, 10,340 Class B shares representing $139,013 were automatically converted to 10,233 Class A shares and during the period ended August 31, 2003, 19,628 Class B shares representing $249,896 were automatically converted to 19,462 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31,				
		2003	2002[a]	2001	2000	1999[b]
Per Share Data ($):						
Net asset value, beginning of period	12.91	12.81	14.49	17.68	15.64	12.50
Investment Operations:						
Investment income−net[c]	.05	.09	.05	.05	.02	.06
Net realized and unrealized gain (loss) on investments	1.58	.04	(1.68)	(3.05)	2.05	3.10
Total from Investment Operations	1.63	.13	(1.63)	(3.00)	2.07	3.16
Distributions:						
Dividends from investment income−net	(.08)	(.03)	(.05)	(.02)	(.03)	(.02)
Dividends from net realized gain on investments	−	−	−	(.17)	−	−
Total Distributions	(.08)	(.03)	(.05)	(.19)	(.03)	(.02)
Net asset value, end of period	14.46	12.91	12.81	14.49	17.68	15.64
Total Return (%)	12.64[d,e]	1.05[d]	(11.29)[d]	(17.10)	13.22	25.26[e]
Ratios/Supplemental Data (%):						
Ratio of expenses to average net assets	.67[e]	1.35	1.35	1.35	1.35	1.24[e]
Ratio of net investment income to average net assets	.33[e]	.72	.34	.30	.14	.26[e]
Portfolio Turnover Rate	1.07[e]	.93	9.07	4.07	11.47	−
Net Assets, end of period ($ x 1,000)	112,459	88,746	47,336	52,688	62,897	50,430

[a] *The fund changed to a five class fund on April 15, 2002. The existing shares were redesignated Class A shares.*
[b] *From September 30, 1998 (commencement of operations) to August 31, 1999.*
[c] *Based on average shares outstanding at each month end.*
[d] *Exclusive of sales charge.*
[e] *Not annualized.*
See notes to financial statements.

Class B Shares	Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003	2002[a]
Per Share Data ($):			
Net asset value, beginning of period	12.77	12.77	14.62
Investment Operations:			
Investment (loss)−net [b]	(.01)	(.00)[c]	(.01)
Net realized and unrealized gain (loss) on investments	1.58	.03	(1.84)
Total from Investment Operations	1.57	.03	(1.85)
Distributions:			
Dividends from investment income−net	(.01)	(.03)	−
Net asset value, end of period	14.33	12.77	12.77
Total Return (%)[d]	12.28[e]	.26	(12.65)[e]
Ratios/Supplemental Data (%):			
Ratio of expenses to average net assets	1.04[e]	2.10	.80[e]
Ratio of net investment (loss) to average net assets	(.04)[e]	(.03)	(.07)[e]
Portfolio Turnover Rate	1.07[e]	.93	9.07
Net Assets, end of period ($ x 1,000)	52,228	39,290	8,233

[a] *From April 15, 2002 (commencement of initial offering) to August 31, 2002.*
[b] *Based on average shares outstanding at each month end.*
[c] *Amount represents less than $.01 per share.*
[d] *Exclusive of sales charge.*
[e] *Not annualized.*
See notes to financial statements.

| Class C Shares | Six Months Ended February 29, 2004 (Unaudited) | Year Ended August 31, | |
		2003	2002[a]
Per Share Data ($):			
Net asset value, beginning of period	12.77	12.77	14.62
Investment Operations:			
Investment (loss)−net [b]	(.01)	(.00)[c]	(.01)
Net realized and unrealized gain (loss) on investments	1.58	.03	(1.84)
Total from Investment Operations	1.57	.03	(1.85)
Distributions:			
Dividends from investment income−net	(.02)	(.03)	−
Net asset value, end of period	14.32	12.77	12.77
Total Return (%)[d]	12.27[e]	.25	(12.65)[e]
Ratios/Supplemental Data (%):			
Ratio of expenses to average net assets	1.04[e]	2.10	.80[e]
Ratio of net investment (loss) to average net assets	(.04)[e]	(.03)	(.08)[e]
Portfolio Turnover Rate	1.07[e]	.93	9.07
Net Assets, end of period ($ x 1,000)	73,925	52,613	9,046

[a]   *From April 15, 2002 (commencement of initial offering) to August 31, 2002.*

[b]   *Based on average shares outstanding at each month end.*

[c]   *Amount represents less than $.01 per share.*

[d]   *Exclusive of sales charge.*

[e]   *Not annualized.*

See notes to financial statements.

| Class R Shares | Six Months Ended February 29, 2004 (Unaudited) | Year Ended August 31, | |
		2003	2002[a]
Per Share Data ($):			
Net asset value, beginning of period	12.90	12.81	14.62
Investment Operations:			
Investment income–net[b]	.09	.11	.03
Net realized and unrealized gain (loss) on investments	1.58	.05	(1.84)
Total from Investment Operations	1.67	.16	(1.81)
Distributions:			
Dividends from investment income–net	(.10)	(.07)	–
Net asset value, end of period	14.47	12.90	12.81
Total Return (%)	13.03[c]	1.26	(12.38)[c]
Ratios/Supplemental Data (%):			
Ratio of expenses to average net assets	.55[c]	1.13	.42[c]
Ratio of net investment income to average net assets	.24[c]	.93	.23[c]
Portfolio Turnover Rate	1.07[c]	.93	9.07
Net Assets, end of period ($ x 1,000)	1	1	1

[a] *From April 15, 2002 (commencement of initial offering) to August 31, 2002.*

[b] *Based on average shares outstanding at each month end.*

[c] *Not annualized.*

See notes to financial statements.

Class T Shares	Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31,	
		2003	2002[a]
Per Share Data ($):			
Net asset value, beginning of period	12.84	12.79	14.62
Investment Operations:			
Investment income−net[b]	.03	.06	.01
Net realized and unrealized gain (loss) on investments	1.59	.03	(1.84)
Total from Investment Operations	1.62	.09	(1.83)
Distributions:			
Dividends from investment income−net	(.06)	(.04)	−
Net asset value, end of period	14.40	12.84	12.79
Total Return (%)[c]	12.61[d]	.74	(12.52)[d]
Ratios/Supplemental Data (%):			
Ratio of expenses to average net assets	.80[d]	1.60	.61[d]
Ratio of net investment income to average net assets	.21[d]	.47	.13[d]
Portfolio Turnover Rate	1.07[d]	.93	9.07
Net Assets, end of period ($ x 1,000)	1,452	1,031	403

[a] *From April 15, 2002 (commencement of initial offering) to August 31, 2002.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Core Equity Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering sixteen series, including the fund. The fund's investment objective is to achieve long-term capital appreciation. The Dreyfus Corporation ("Dreyfus") serves as the fund's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Fayez Sarofim & Co. ("Sarofim") serves as the fund's sub-investment adviser.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares. The fund is authorized to issue 100 million shares of $.001 par value Capital Stock in each of the following classes of shares: Class A, Class B, Class C, Class R and Class T. Class A, Class B, Class C and Class T shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or service fee. Class A and Class T shares are sold with a front-end sales charge. Class B and Class C shares are subject to a contingent deferred sales charge ("CDSC"). Class B shares automatically convert to Class A shares after six years. Class R shares are sold primarily to bank trust departments and other financial service providers (including Mellon Bank and its affiliates) acting on behalf of customers having a qualified trust or investment account or relationship at such institution and bear no distribution or service fees. Class R shares are offered without a front-end sales charge or CDSC. Each class of shares has identical rights and privileges, except with respect to distribution and service fees and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

As of February 29, 2004, MBC Investment Corp., an indirect subsidiary of Mellon Financial , held all of the outstanding Class R shares of the fund.

Investment income, net of expenses (other than class specific expenses) and realized and unrealized gains and losses are allocated daily to each class of shares based upon the relative proportion of net assets of each class.

The fund's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities (including financial futures) are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market. The fund prices securities traded on the NASDAQ stock market using the NASDAQ official closing price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Directors.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, amortization of discount and premium on investments, is recognized on the accrual basis.

(c) Affiliated issuers: Issuers in which the fund held investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States of America.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $2,541,984 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to August 31, 2003. If not applied, $69,610 of the carryover expires in fiscal 2009, $1,191,615 expires in fiscal 2010 and $1,280,759 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal year ended August 31, 2003 was as follows: ordinary income $249,450. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Investment Management Fee and Other Transactions With Affiliates:

(a) Investment management fee: Pursuant to an Investment Management Agreement with Dreyfus, Dreyfus provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. Dreyfus also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay Dreyfus a fee, calculated daily and paid monthly, at the annual rate of 1.10% of the value of the fund's average daily net assets. Out of its fee, Dreyfus pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees and expenses, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, Dreyfus is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each Director receives $40,000 per year, plus $5,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds, and The Dreyfus/Laurel Funds Trust (the "Dreyfus/Laurel Funds") attended, $2,000 for separate committee meetings attended which are not held in conjunction with a regularly scheduled board meeting and $500 for Board meetings and separate committee meetings attended that are conducted by telephone and are reimbursed for travel and out-of-pocket expenses. The Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). In the event that there is a joint committee meeting of the Dreyfus/Laurel Funds and the Dreyfus High Yield Strategies Fund, the $2,000 fee will be allocated between the Dreyfus/Laurel Funds and the Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to Dreyfus, are in fact paid directly by Dreyfus to the non-interested Directors.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Sarofim, Dreyfus has agreed to pay Sarofim an annual fee of .30 of 1% of the value of the fund's average daily net assets, payable monthly.

During the period ended February 29, 2004, the Distributor retained $52,028 and $972 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $65,877 and $9,782 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Distribution and service plan: Under separate Distribution Plans (the "Plans") adopted pursuant to Rule 12b-1 under the Act, Class A shares may pay annually up to .25% of the value of its average daily net assets to compensate the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of Class A shares. Class B, Class C and Class T shares pay the Distributor for distributing their shares at an aggregate annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. The Distributor may pay one or more agents in respect of advertising, marketing and other distribution services for Class T shares and determines the amounts, if any, to be paid to agents and the basis on which such payments are made. Class B, Class C and Class T shares are also subject to a service plan adopted pursuant to Rule 12b-1 (the "Service Plan"), under which Class B, Class C and Class T shares pay the Distributor for providing certain services to the holders of their shares a fee at the annual rate of .25% of the value of the average daily net assets of Class B, Class C and Class T shares. During the period ended February 29, 2004, Class A, Class B, Class C and Class T shares were charged $124,077, $172,381, $237,942 and $1,546, respectively, pursuant to their respective Plans. During the period ended February 29, 2004, Class B, Class C and Class T shares were charged $57,460, $79,314 and $1,546, respectively, pursuant to the Service Plan.

Under its terms, the Plans and Service Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those Directors who are not "interested persons" of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plans or Service Plan.

(c) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds as shown in the fund's Statement of Investments. Management fees of the underlying money market mutual funds have been waived by Dreyfus. During the period ended February 29, 2004, the fund derived $52,525 in income from these investments, which is included in dividend income in the fund's Statement of Operations.

NOTE 3—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended February 29, 2004, amounted to $42,166,891 and $2,128,995, respectively.

At February 29, 2004, accumulated net unrealized appreciation on investments was $24,976,111, consisting of $27,944,016 gross unrealized appreciation and $2,967,905 gross unrealized depreciation.

At February 29, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 4—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended February 29, 2004, the fund did not borrow under the Facility.

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse affect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

For More Information

To obtain information:

By telephone
Call your financial
representative or
1-800-554-4611

By mail Write to:
The Dreyfus Premier
Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

A description of the policies
and procedures that the fund
uses to determine how to
vote proxies relating to
portfolio securities is
available, without charge,
by calling the telephone
number listed above, or by
visiting the SEC's website at
http://www.sec.gov

Dreyfus Premier
Core Equity Fund
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser
Fayez Sarofim & Co.
Two Houston Center
Suite 2907
Houston, TX 77010

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

© 2004 Dreyfus Service Corporation   0047SA0204